Exhibit 99.1

News Release

Ellen M Martin	Deb McManus, APR
Kureczka/Martin Associates	Media Relations
Investor Relations	Tel: (510) 204-7240
Tel: (510) 832-2044

XOMA Reports Second Quarter 2005 Financial Results

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Revenue Increases and Expenses Decreased

Berkeley, CA – August 8, 2005 — XOMA Ltd. (Nasdaq: XOMA), a biopharmaceutical company developing antibody and protein-based drugs for cancer, immunological disorders and infectious diseases, today announced its financial results for the quarter and half-year ended June 30, 2005.

For the second quarter of 2005, the Company reported a net loss of ($8.6) million or ($0.10) per share on a fully diluted basis, compared with a net loss of ($21.0) million or ($0.25) per share in the second quarter of 2004. These results reflect higher revenues, reduced research and development expenses and elimination of losses from the RAPTIVA® collaboration agreement with Genentech, Inc. (NYSE: DNA) that was restructured in January of 2005.

For the first half of 2005, XOMA recorded net income of $21.5 million or $0.20 per share (fully diluted), a figure that includes a non-recurring gain of $40.9 million, recognizing the extinguishment of a long-term loan due to Genentech as part of the restructuring.

As of June 30, 2005, XOMA held $55.8 million in cash and cash equivalents, compared with $23.8 million at December 31, 2004, primarily as a result of a financing completed in February of 2005. A more detailed discussion of XOMA’s financial results is provided below and in XOMA’s second quarter 2005 Form 10-Q filing.

“We are pleased with our progress in the second quarter,” said David Boyle, XOMA’s chief financial officer. “Increased revenues, reduced spending levels and a decreasing burn rate reflect continued execution of our business strategy.”

Second quarter 2005 highlights

•	As disclosed by Genentech on July 11th, RAPTIVA® sales for the United States increased 59% to $21.3 million compared to $13.4 million in the second quarter of 2004. International sales for the second quarter of 2005 increased to $7.4 million as disclosed by Serono S.A. (virt-x: SEO and NYSE: SRA) on July 19th. XOMA is entitled to a royalty on worldwide sales of RAPTIVA® in all indications.

•	Genentech also disclosed that a Phase II study of RAPTIVA® in adults with atopic dermatitis is scheduled to start in the fourth quarter of 2005.

•	Merck & Co., Inc. (NYSE: MRK) was granted a non-exclusive worldwide license to XOMA’s bacterial cell expression system, bringing the total number of such licenses to approximately 35 companies. Two products subject to licenses granted earlier have now reached late-stage clinical testing, and if approved and successfully marketed, will entitle XOMA to royalties.

•	XOMA and Lexicon Genetics, Inc. (Nasdaq: LEXG) formed a collaboration to jointly develop and commercialize antibody drugs for certain targets discovered by Lexicon. The initial target of the collaboration has been selected, a secreted protein involved in metabolic functions such as weight gain in response to diet and insulin insensitivity.

•	XOMA and Chiron Corporation (Nasdaq: CHIR) advanced Phase I clinical testing of CHIR-12.12, a fully human, anti-CD40 antibody in subjects with advanced chronic lymphocytic leukemia (“CLL”). XOMA and Chiron plan to start a Phase I study of 12.12 in multiple myeloma patients later in 2005.

•	XOMA regained control of BPI and NEUPREX® by terminating its license agreement with Zephyr Sciences, Inc. (Zephyr).

•	David Boyle became chief financial officer upon the retirement of Peter Davis.

“A cornerstone of our business strategy is leveraging XOMA’s antibody development platform to attract partners with complimentary target discovery capabilities,” said John L. Castello, president, chairman and CEO of XOMA. “This gives us a bigger pool of potential products and enables us to be more selective about those we bring forward. The new collaboration with Lexicon is the latest agreement under this strategy, a multiple-antibody partnership that focuses XOMA’s antibody generation platform initially at a large and rapidly growing medical target, metabolic disease.”

Financial Discussion

Revenues

Revenues for the three months ended June 30, 2005 were $5.2 million, compared with $0.78 million for the three months ended June 30, 2004. Revenues for the first half of 2005 increased to $8.2 million from $0.95 million in the first half of 2004.

License and collaborative fee revenues increased to $2.7 million in the second quarter, compared with $0.76 million for the same period of 2004. These include upfront and milestone payments related to the outlicensing of our products and technologies and other collaborative arrangements. The increase resulted primarily from a license agreement with Merck.

Contract revenues increased to $0.93 million for the 2005 quarter, compared with zero in the first quarter of 2004, primarily due to clinical trial services performed on behalf of Genentech and recognition of revenues for contract manufacturing services performed under the NIAID contract that began in March of 2005.

Royalties recorded for the three months ended June 30, 2005 increased to $1.6 million, compared with $21,000 for the 2004 quarter, primarily reflecting RAPTIVA® royalties earned under the restructured arrangement with Genentech. Beginning on January 1, 2005, XOMA earns a mid-single digit royalty on sales of RAPTIVA® worldwide.

Revenues for the next several years will be largely determined by the timing and extent of royalties generated by worldwide sales of RAPTIVA® and by the establishment and nature of future manufacturing, outlicense and collaboration arrangements.

Expenses

Research and development expenses for the three months ended June 30, 2005 decreased to $9.5 million from $12.9 million for the second quarter of 2004. This reflects reduced spending on MLN2222, XMP.629, RAPTIVA®, TPO-mimetic and new product research partially offset by increased spending on the Chiron oncology and Aphton anti-gastrin antibody collaborations and the NIAID contract. General and administrative expenses remained essentially flat for the second quarter and first half of 2005 as compared with the same periods in 2004.

Collaborative arrangement expenses, which related exclusively to RAPTIVA®, were zero and $5.2 million for the three months ended June 30, 2005 and 2004, respectively. The 2004 amount represents XOMA’s 25% share of commercialization costs for RAPTIVA® in excess of Genentech’s revenues less cost of goods sold and research and development cost sharing arrangements. Under the restructured arrangement with Genentech, effective January 1, 2005, XOMA is no longer responsible for a share of operating costs or R&D expenses, but receives royalties on worldwide sales. Genentech is responsible for all development costs and will compensate XOMA for any development support for RAPTIVA®.

Long-term Debt

At December 31, 2004, XOMA’s balance sheet reflected a $40.9 million long-term note due to Genentech, which was extinguished under the restructuring of the Genentech agreement announced in January 2005.

In February of 2005, XOMA issued $60 million of 6.5% convertible senior notes due in 2012, which is shown on the June 30, 2005 balance sheet as convertible long-term debt.

Under its collaborative arrangement with XOMA, Chiron has made available a $50.0 million credit facility under which XOMA can receive financing for up to 75% of its share of development expenses. In June of 2005, XOMA drew an initial $8.8 million down under this facility.

Liquidity and Capital Resources

Cash, cash equivalents and short-term investments at June 30, 2005 were $55.8 million, compared with $24.3 million at December 31, 2004. The $31.5 million increase primarily reflects cash proceeds of $56.6 million from the February 2005 financing and a June 2005 drawdown of $8.8 million under the Chiron loan, partially offset by cash used in operations of $32.3 million. Cash used in operations for the six months ending June 30, 2005 include a $13.7 million decrease in accrued liabilities and a $3.8 million increase in accounts receivables.

Rule 10b5-1 Plans

XOMA also announced that up to four of its outside directors and five members of its senior management, including its chief executive officer, may adopt prearranged trading plans in accordance with guidelines specified by Rule 10b5-1 under the Securities Exchange Act of 1934 and the company’s policies with respect to insider sales. Rule 10b5-1 allows individuals, at a time when they are not aware of material nonpublic information, to adopt or amend predetermined plans for selling shares. Under these plans, each individual will be limited to the sale of the number of common shares represented by share options held by the individual that would otherwise expire in the following 12 months. Initially, a total of up to 166,000 common shares may be sold under these plans. The plans will allow individuals to add additional shares as the number of options expiring in the following 12 months increases. Each individual’s plan will be unrelated to the others. The previously announced Rule 10b5-1 plans for XOMA executives, which could have included up to 675,000 shares, were not utilized.

Product Highlights

RAPTIVA® (Efalizumab): Collaboration with Genentech, Inc.

This anti-CD11a antibody therapeutic was developed through a collaboration between Genentech and XOMA. Genentech received FDA approval of RAPTIVA® in October of 2003. RAPTIVA® is indicated for the treatment of adult patients (18 years or older) with chronic moderate to severe plaque psoriasis who are candidates for systemic therapy or phototherapy.

Outside the United States and Japan, RAPTIVA® is being sold by Serono S.A., which received European Commission Marketing Authorisation in September of 2004 for treatment of patients with moderate-to-severe chronic plaque psoriasis for whom other systemic treatments or phototherapy have been inadequate or inappropriate. Serono received additional international approvals in 2004. RAPTIVA® is now approved in more than 40 countries and reimbursed in 16 countries worldwide.

In the second quarter of 2005, Genentech reported US RAPTIVA® sales of $21.3 million, a 59% increase over the first quarter of 2004, and Serono reported international sales of $7.4 million.

US sales of RAPTIVA® for the first half of 2005 were $37.9 million compared to approximately $52.4 million for the full year 2004. International sales of RAPTIVA® reported by Serono for the full year 2004 were $4.9 million; sales outside of the US for the first half of 2005 were $11.9 million.

Oncology Therapeutic Antibodies Program: Collaboration with Chiron

In April of 2005, Chiron and XOMA started clinical testing of CHIR 12.12., the first drug candidate to reach clinical development under this collaboration. This single-agent, open-label Phase I study will evaluate safety, dose tolerability and pharmacokinetic profile of this fully human, antagonist antibody that targets the CD40 antigen. The study will monitor subject biomarkers in real time using translational medicine and is expected to enroll up to 40 patients with advanced CLL at three leading cancer centers in the United States. Chiron and XOMA also plan to initiate clinical testing of CHIR-12.12 in patients with multiple myeloma in the second half of 2005.

Under a worldwide, exclusive, multiple product agreement announced in March of 2004, the companies are jointly researching and developing multiple antibody product candidates, sharing expenses and revenues, generally on a 70-30 basis, with XOMA’s share being 30%.

NIAID Anti-Bioterrorism Antibody Manufacturing Contract

XOMA was awarded a $15.0 million, 18-month contract by the National Institute of Allergy and Infectious Diseases (NIAID), a part of the National Institutes of Health, in March of 2005. The Company will develop and manufacture three monoclonal antibodies to protect Americans against the harmful effects of botulinum neurotoxin used as a bioterrorism agent. Using its proprietary cell expression systems, XOMA is developing a Master Cell Bank (MCB) and Manufacturer’s Working Cell Bank (MWCB) that will produce anti-type A-botulinum neurotoxin monoclonal antibodies. This project will be 100% funded with Federal funds from NIAID under Contract No. HHSN266200500004C. SRI International, an independent, nonprofit research institute based in Menlo Park, CA, will be a subcontractor under this contract and will develop potency assays to support antibody characterization.

Lexicon Collaboration

This three-year collaboration, announced in June of 2005, combines Lexicon’s biotherapeutics target discovery capabilities with XOMA’s antibody generation platform to speed the development of novel therapeutic antibodies. Lexicon will select targets from its Genome 5000™ program in which Lexicon uses its gene knockout technology to determine the physiological functions of 5,000 potential drug targets. XOMA will generate and engineer antibody candidates for further development using its phage display libraries and Human Engineering™ technology. XOMA will be principally responsible for manufacturing antibodies for clinical trials and commercialization. Costs and profits will be allocated 65/35 between Lexicon and XOMA, respectively.

XOMA and Lexicon have already selected an initial target, a secreted protein involved in metabolic functions such as weight gain in response to diet and insulin sensitivity. Antibodies to this target may be therapeutically useful in the treatment of obesity, type 2 diabetes and other metabolic diseases.

BPI/NEUPREX®

In July of 2005, XOMA announced the termination of its license agreement with Zephyr for the research, development and commercialization of products related to bactericidal/permeability-increasing protein (BPI), including its NEUPREX® product. XOMA is actively seeking new partnerships with private and public companies and in the public sector and remains committed to the future development of BPI and NEUPREX®. The excellent safety profile of NEUPREX® continues to be an attractive clinical feature evidenced by ongoing investigator-sponsored probe studies evaluating NEUPREX® in pediatric and adult indications.

Bacterial Cell Expression System License Program

In June of 2005, XOMA announced it has granted a non-exclusive, worldwide license to Merck to use XOMA’s bacterial cell expression (BCE) technology for phage display with potential use in the discovery of antibody products. XOMA received an undisclosed access fee and will be entitled to milestones and royalties on future sales of any products subject to this license. The agreement also provides an option for Merck to use XOMA’s BCE technology to manufacture antibodies. Should Merck exercise this option, XOMA will receive an option fee and additional milestones and royalties.

Two antibody products in late-stage clinical testing are manufactured under license using XOMA’s BCE technologies. These are Celltech Group plc’s CIMZIA™ anti-TNF alpha antibody fragment in trials for Crohn’s disease and rheumatoid arthritis, and Genentech’s Lucentis™ (ranibizumab) antibody fragment against Vascular Endothelial Growth Factor (VEGF) in trials for wet age-related macular degeneration. To date, XOMA has granted BCE licenses to approximately 35 companies, many of which are applicable to products in earlier stages of development.

Investor Conference Call

XOMA has scheduled an investor conference call regarding this announcement to be held tomorrow, August 9, 2005, beginning at 4:00 PM EST (1:00 P.M. PST). Investors are invited to listen to the conference call by phone or via XOMA’s website, http://www.xoma.com/. The domestic dial-in number (U.S./Canada) for the live call is 1-877-869-7222 and the conference ID number is 7748682. The international dial-in number is 1-706-679-5933 and uses the same dial-in conference I.D. number. To listen to the call via the Internet, go to XOMA’s website a few minutes before the start of the call to register, download, and install any necessary audio software. The audio replay of the call will be available beginning two hours following the conclusion of the webcast through 6:00 p.m. EST (3:00 p.m. PST) on September 9, 2005. Access numbers for the replay are 1-800-642-1687 (U.S./Canada) or 1-706-645-9291 (International); Conference I.D. 7748682.

About XOMA

XOMA develops for commercialization antibody and other protein-based biopharmaceuticals, with a therapeutic focus on cancer, immune disorders and infectious diseases. XOMA has a royalty interest in RAPTIVA®, a product marketed worldwide that was developed in collaboration with Genentech. The company’s pipeline includes proprietary products along with collaborative product development programs. For more information about XOMA’s product pipeline and antibody product development capabilities and technologies, please visit XOMA’s website at http://www.xoma.com/.

Certain statements contained herein related to future sales of RAPTIVA® and development of RAPTIVA® and CHIR 12.12, as well as other statements related to the progress and timing of product development, present or future licensing, collaborative or financing arrangements or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

Among other things, the sales efforts for RAPTIVA® may not be successful if Genentech, Inc. or its partner, Serono S.A., fails to meet its commercialization goals, due to the strength of the competition, if physicians do not adopt the product as treatment for their patients or if any important remaining regulatory approvals are not obtained; and future development of RAPTIVA® or CHIR 12.12 may not be successful for reasons related to safety or efficacy.

These and other risks, including those related to the results of pre-clinical testing, the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data), changes in the status of the existing collaborative relationships, availability of additional licensing or collaboration opportunities, the ability of collaborators and other partners to meet their obligations, market demand for products, scale up and marketing capabilities, competition, international operations, share price volatility, XOMA’s financing needs and opportunities, uncertainties regarding the status of biotechnology patents, uncertainties as to the cost of protecting intellectual property and risks associated with XOMA’s status as a Bermuda company, are described in more detail in the Company’s most recent annual report on Form 10-K, quarterly report on Form 10-Q and other SEC filings.

Condensed Financial Statements Follow

XOMA Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	June 30, 2005	December 31, 2004
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$55,769	$23,808
Short-term investments	—	511
Receivables	4,374	707
Related party receivables	104	167
Prepaid expenses	2,073	1,414

Total current assets	62,320	26,607
Property and equipment, net	18,547	19,306
Related party receivables – long-term	171	188
Receivables – long-term	218	—
Deposits and other	3,205	159

Total assets	$84,461	$46,260

LIABILITIES AND SHAREHOLDERS’ EQUITY
(NET CAPITAL DEFICIENCY)
Current liabilities:
Accounts payable	$1,816	$1,919
Accrued liabilities	7,236	19,331
Notes payable	—	116
Capital lease obligations	104	237
Deferred revenue	2,902	2,000

Total current liabilities	12,058	23,603
Deferred revenue – long-term	5,551	6,333
Convertible debt – long-term	60,000	—
Interest bearing obligation – long-term	8,844	40,934

Total liabilities	86,453	70,870
Commitments and contingencies
Shareholders’ equity (net capital deficiency):
Preference shares, $.05 par value, 1,000,000 shares authorized
Series A, 135,000 designated, no shares issued and outstanding	—	—
Series B, 8,000 designated, 2,959 shares issued and outstanding; aggregate liquidation preference of $29.6 million	1	1
Common shares, $.0005 par value, 210,000,000 shares authorized, 86,276,623 and 85,587,174 shares outstanding at June 30, 2005 and December 31, 2004, respectively	43	43
Additional paid-in capital	654,937	653,537
Accumulated comprehensive income	—	280
Accumulated deficit	(656,973)	(678,471)

Total shareholders’ equity (net capital deficiency)	(1,992)	(24,610)

Total liabilities and shareholders’ equity (net capital deficiency)	$84,461	$46,260

XOMA Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited, in thousands, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Revenues:
License and collaborative fees	$2,655	$757	$3,180	$912
Contract revenue	933	—	2,192	—
Royalties	1,571	21	2,780	36

Total revenues	5,159	778	8,152	948

Operating costs and expenses:
Research and development (including contract related of $974 and $1,785, respectively, for the three and six months ended June 30, 2005, and zero for the same periods of 2004)	9,547	12,862	19,549	25,877
General and administrative	3,709	3,588	7,460	7,523
Collaboration arrangement	—	5,191	—	8,429

Total operating costs and expenses	13,256	21,641	27,009	41,829

Loss from operations	(8,097)	(20,863)	(18,857)	(40,881)
Other income (expense):
Investment and interest income	418	100	987	294
Interest expense	(1,117)	(278)	(1,778)	(618)
Other income (expense)	252	(2)	41,184	(6)

Income (loss) from operations before income taxes	$(8,544)	$(21,043)	$21,536	$(41,211)
Provision for income taxes	38	—	38	—

Net income (loss)	$(8,582)	$(21,043)	$21,498	$(41,211)

Basic net income (loss) per common share	$(0.10)	$(0.25)	$0.25	$(0.49)

Diluted net income (loss) per common share	$(0.10)	$(0.25)	$0.20	$(0.49)

Shares used in computing basic net income (loss) per common share	86,253	84,391	85,997	84,281

Shares used in computing diluted net income (loss) per common share	86,253	84,391	115,332	84,281